UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

(Commission File No. 001-40241)

LAVA Therapeutics N.V.

(Translation of registrant’s name into English)

Yalelaan 60

3584 CM Ultrecht, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☐

LAVA Therapeutics, N.V.

Results of Annual General Meeting of Shareholders

On June 15, 2022, LAVA Therapeutics, N.V. (the “Company”) held its Annual General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 3. Adoption of the Dutch statutory annual accounts for the financial year ended December 31, 2021.

The Company’s shareholders adopted the Dutch statutory annual accounts for the financial year ended December 31, 2021.

Agenda Item 5. Appointment of the external auditor for the financial year 2022 for purposes of Dutch law.

The Company’s shareholders appointed PricewaterhouseCoopers Accountants N.V. as the external independent auditor for the audit of the Company’s annual accounts for the financial year 2022.

Agenda Item 6. Release from liability for the Company’s directors with respect to the performance of their duties during the financial year ended December 31, 2021.

The Company’s shareholders released the Company’s directors from liability with respect to the performance of their duties during the financial year ended December 31, 2021.

Agenda Item 7. Appointment of James Noble as non-executive director of the Company.

The Company’s shareholders appointed James Noble as non-executive director of the Company.

Agenda Item 8. Appointment of Jay Backstrom as non-executive director of the Company.

The Company’s shareholders appointed Jay Backstrom as non-executive director of the Company.

Agenda Item 9. Extension of authorization of the Company’s board of directors to acquire shares (or depository receipts for such shares) in the Company’s capital.

The Company’s shareholders extended authorization of the Company’s board of directors to acquire shares (or depository receipts for such shares) for up to 10% of the Company’s issued share capital for a period of 18 months following the date of the Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

LAVA Therapeutics, N.V.
(Registrant)

Date: June 15, 2022	By:	/s/ Stephen Hurly
Stephen Hurly
Chief Executive Officer and Director